Exhibit 8.2


September 30, 1997


Giant Cement Holding, Inc.
320-D Midland Parkway
Summerville, SC 29484



Solite Corporation
2508 Chamberlayne Avenue
Richmond, VA 23222


Ladies and Gentlemen



You have requested our opinion as to certain federal income tax consequences to Giant Cement Holding, Inc. ("Giant"), a Delaware corporation, Solite Corporation ("Solite"), a Virginia corporation, and the shareholders of Solite, resulting from the acquisition by Giant of all of the stock of Solite in exchange for voting common stock of Giant, which will be accomplished by the merger (the "Merger") of GHCI Acquisition Corp. ("Sub"), a Virginia corporation and a wholly-owned subsidiary of Giant that was organized and will be used solely for purposes of the Merger, with and into Solite pursuant to the Agreement and Plan of Merger dated as of September 10, 1997 (the "Merger Agreement") among Giant, Sub and Solite.

Descriptions of (i) the Merger, (ii) (A) the conversion (the "Conversion") of the preferred stock of Solite into common stock of Solite and (B) the distribution (the "Spin-Off") by Solite to the Solite to the Solite shareholders of the stock of Northeast Solite Corporation ("Northeast Solite"), a New York corporation that is a wholly-owned subsidiary of Solite, which will precede the Merger, and (iii) the private letter ruling with respect to the federal income tax consequences of the Spin-Off received by Solite from the Internal Revenue Service, are set forth in the Proxy Statement/Prospectus forming part of Giant's Registration Statement on Form S-4 dated September 30, 1997 (the "Proxy Statement/Prospectus").

Our opinion is as stated herein is based upon and suject to (i) the Merger, the Conversion, and the Spin-Off and related transactions being effected in the manner described in the Proxy

Giant Cement Holding, Inc.
Solite Corporation

September 30, 1997
Page 2



Statement/Prospectus and in accordance with the provisions of the Merger Agreement, (ii) the accuracy of the representations made to us by Giant, Solite and Northeast Solite in their respective officer's certificated dated the date of this opinion (the "Officer's Certificates"), (iii) the accuracy of the representations, and compliane with the convenants, contained in the Merger Agreement, insofar as they relate to or affect the tax treatment of the Merger, the Conversion and the Spin-Off, and (iv) none of the consideration being received by any holder of Solite common stock for that stock being other than Giant common stock (except for cash paid for fractional share interest).

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Any subsequent change therein may adversely affect the conclusions reached in this opinion.

Subject to the limitations set forth herein, we are of the opinion that the discussion of the material federal income tax consequences of the Merger set forth on page 31 of the Proxy Statement/Prospectus is correct.


This opinion is being furnished only to Giant and Solite, on its own behalf and on behalf of its shareholders, in connection with the Merger, in accordance with section 7.3(e) of the Merger Agreement, and may not be used or relied upon for any other purpose. This opinion may be included as an exhibit to Giant's Registration Statement on Form S-4 dated September 30, 1997, and, in that connection, we hereby consent to the references to our firm in the Proxy Statement/Prospectus included in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.



Very truly yours,


/s/ McGuire Woods Battle & Boothe LLP